

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 21, 2008

Mr. Wallace Macmillan
Chief Financial Officer
Central European Media Enterprises Ltd.
Clarendon House, Church Street
Hamilton, HM CX Bermuda

      **RE: Central European Media Enterprises Ltd.
              Form 10-K for the year ended December 31, 2007
              and Document Incorporated by Reference
              Filed February 28, 2008
              File No. 0-24796**

Dear Mr. Macmillan:

      We have reviewed your response letter dated October 15, 2008, and have the following comment. Please respond to our comment within 10 business days or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you intend to do so. We welcome any questions you may have about our comment or any other aspect of our review.

Form 10-K for the year ended December 31, 2007

Definitive Proxy Statement Incorporated By Reference into Part III of Form 10-K

Grants of Plan-Based Awards, page 17

1.   We note your response to comment six in our letter dated September 17, 2008, and we re-issue our comment in part. Based upon your description of the non-equity incentive plan, it appears these potential awards should have been reported in your Grants of Plan-Based Awards Table pursuant to Item 402(d)(2)(iii) of Regulation S-K. For example, in the second paragraph of the subsection titled "Michael Garin" on page 15, you disclose that the Compensation Committee amended Mr. Garin's employment agreement to provide a potential annual incentive plan award in the event certain objective and subjective criteria are met.

The threshold, target and maximum potential awards pursuant to this non-equity incentive plan should have been reported in your Grants of Plan-Based Awards Table, whereas the actual award (if any) will be disclosed in your Summary Compensation Table when the named executive officer actually earns or is paid such amount. In your response, please confirm that you will comply with this comment in future filings. For more information, please see Question 120.02 of Regulation S-K's Compliance and Disclosure Interpretation, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

*   *   *   *

Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3354 with any questions.

Sincerely,

/s/ Robert Bartelmes

Robert Bartelmes
Senior Financial Analyst

cc: By facsimile to (212) 940-6557
        Robert L. Kohl, Esq.
        (Katten Muchin Rosenman LLP)